KONINKLIJKE AHOLD N.V.

                    CONSOLIDATED INTERIM FINANCIAL STATEMENTS

                            FIRST THREE QUARTERS 2005

                       (January 3, 2005 - October 9, 2005)


AMSTERDAM, NOVEMBER 29, 2005

                                                          Koninklijke Ahold N.V.
                                       Consolidated Interim Financial Statements
                                                       First three quarters 2005
--------------------------------------------------------------------------------

CONTENTS

Consolidated Interim Statements of Operations                                  3

Consolidated Interim Statements of Recognized Income and Expense               4

Consolidated Interim Balance Sheets                                            5

Consolidated Interim Statements of Cash Flows                                  7

Notes to the Consolidated Interim Financial Statements                         8

Subsequent Events                                                             17

Reconciliations from Dutch GAAP to IFRS                                       19

Forward-looking Statements Notice                                             22

                                                          Koninklijke Ahold N.V.
                                       Consolidated Interim Financial Statements
                                                       First three quarters 2005
--------------------------------------------------------------------------------

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS
Euros in millions, except per share data
(Unaudited)

                                                                       Note      YTD 2005      YTD 2004       Q3 2005       Q3 2004
                                                                 ----------   -----------   -----------   -----------   -----------
Net sales                                                                 5        33,664        33,815        10,249        10,181
Cost of sales                                                                     (26,725)      (26,914)       (8,149)       (8,114)
                                                                              -----------   -----------   -----------   -----------
Gross profit                                                                        6,939         6,901         2,100         2,067
                                                                              ===========   ===========   ===========   ===========
Operating expenses
Selling expenses                                                                   (4,926)       (4,835)       (1,499)       (1,466)
General and administrative expenses                                                (1,017)       (1,122)         (264)         (344)
Settlement Securities Action                                              8          (896)            -          (896)            -
Intangible asset amortization                                                        (108)         (118)          (31)          (38)
Impairment of intangible and tangible fixed assets                        6           (88)         (152)          (64)         (118)
Gain (loss) on disposal of tangible fixed assets                                       52            (8)           16            (2)
                                                                              -----------   -----------   -----------   -----------
Total operating expenses                                                           (6,983)       (6,235)       (2,738)       (1,968)

                                                                              -----------   -----------   -----------   -----------
Operating income                                                          5           (44)          666          (638)           99
                                                                              ===========   ===========   ===========   ===========
Net financial expense
Interest income                                                                        69            51            20            14
Interest expense                                                                     (527)         (603)         (148)         (171)
Gain on foreign exchange                                                               17            28            16            26
Other financial income (expense)                                          7             -           (70)            -          (131)
                                                                              -----------   -----------   -----------   -----------
Net financial expense                                                                (441)         (594)         (112)         (262)

                                                                              -----------   -----------   -----------   -----------
Income (loss) before income taxes                                                    (485)           72          (750)         (163)
                                                                              ===========   ===========   ===========   ===========

Income taxes                                                                          229          (130)          282           (35)
                                                                              -----------   -----------   -----------   -----------
Income (loss) after income taxes                                                     (256)          (58)         (468)         (198)
                                                                              ===========   ===========   ===========   ===========

Share in income of joint ventures and associates                                       88            94            40            29
Minority interests                                                                    (21)           (4)           (5)            5
                                                                              -----------   -----------   -----------   -----------
Net income (loss) from continuing operations                                         (189)           32          (433)         (164)
                                                                              ===========   ===========   ===========   ===========

Income from discontinued operations                                       4           214           104           194            30
                                                                              -----------   -----------   -----------   -----------
Net income (loss)                                                                      25           136          (239)         (134)
                                                                              ===========   ===========   ===========   ===========
Net income (loss) per common share
  basic                                                                              0.02          0.09         (0.15)        (0.09)
  diluted                                                                            0.02          0.09         (0.15)        (0.09)
Weighted average number of common shares outstanding (x 1,000)
  basic                                                                         1,554,538     1,552,840     1,555,074     1,553,386
  diluted                                                                       1,555,800     1,553,595     1,555,074     1,553,386

Average USD exchange rate (euro per U.S. dollar)                                   0.7940        0.8158        0.8181        0.8182

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                                                          Koninklijke Ahold N.V.
                                       Consolidated Interim Financial Statements
                                                       First three quarters 2005
--------------------------------------------------------------------------------

CONSOLIDATED INTERIM STATEMENTS OF RECOGNIZED INCOME AND EXPENSE
Euros in millions
(Unaudited)

                                                                             YTD 2005     YTD 2004
                                                                           ----------   ----------
Net income                                                                         25          136

Exchange rate differences in foreign interests                                    486            1
Recognition of cumulative translation differences related to divestments           23            1
Equity settled share-based payments                                                19           14
Fair value gains (losses) on financial instruments and cash flow hedges           (32)           5
Other - net                                                                         -            6
                                                                           ----------   ----------
Total recognized income and expense                                               521          163
                                                                           ==========   ==========

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                                                          Koninklijke Ahold N.V.
                                       Consolidated Interim Financial Statements
                                                       First three quarters 2005
--------------------------------------------------------------------------------

CONSOLIDATED INTERIM BALANCE SHEETS
Euros in millions
(Unaudited)

                                                         OCTOBER 9,   JANUARY 2,
                                                               2005         2005
                                                         ----------   ----------
ASSETS

Non-current assets
Goodwill                                                      2,185        1,942
Other intangible assets                                         533          486
                                                         ----------   ----------
Total intangible assets                                       2,718        2,428

Tangible fixed assets                                         7,675        6,972

Investments in joint ventures and associates                    756          828
Deferred tax assets                                             728          629
Other financial assets                                          585          762
                                                         ----------   ----------
Total financial assets                                        2,069        2,219
                                                         ----------   ----------
Total non-current assets                                     12,462       11,619
                                                         ----------   ----------
Current assets
Inventories                                                   2,310        2,185
Receivables                                                   2,381        2,164
Other current assets                                            160          641
Cash and cash equivalents                                     3,019        3,048
Assets held for sale                                            150        1,583
                                                         ----------   ----------
Total current assets                                          8,020        9,621
                                                         ----------   ----------
Total assets                                                 20,482       21,240
                                                         ==========   ==========

End of period USD exchange rate (euro per U.S. dollar)       0.8252       0.7375

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                                                          Koninklijke Ahold N.V.
                                       Consolidated Interim Financial Statements
                                                       First three quarters 2005
--------------------------------------------------------------------------------

CONSOLIDATED INTERIM BALANCE SHEETS - CONTINUED
Euros in millions
(Unaudited)

                                                                       OCTOBER 9,   JANUARY 2,
                                                                Note         2005         2005
                                                              ------   ----------   ----------
GROUP EQUITY AND LIABILITIES

Shareholders' equity                                                        4,424        3,897
Minority interests                                                             59           64
                                                                       ----------   ----------
Group equity                                                                4,483        3,961
                                                                       ----------   ----------
Provisions
Pensions and other retirement benefits                                        563          747
Deferred tax liabilities                                                      150           69
Settlement Securities Action                                       8          288            -
Restructuring provisions                                                       37           37
Other provisions                                                              725          659
                                                                       ----------   ----------
Total provisions                                                            1,763        1,512
                                                                       ----------   ----------
Non-current liabilities
Loans                                                                       5,550        5,360
Finance lease liabilities                                                   1,728        1,538
Cumulative preferred financing shares                                         666          666
Other non-current liabilities                                                 417          357
                                                                       ----------   ----------
Total non-current liabilities                                               8,361        7,921
                                                                       ----------   ----------
Current liabilities
Settlement Securities Action                                       8          608            -
Loans, short-term borrowings and finance lease liabilities                    912        2,478
Income taxes payable                                                          126          295
Payroll taxes, social security and VAT                                        151          173
Accounts payable                                                            2,804        2,587
Other current liabilities                                                   1,260        1,407
Liabilities related to assets held for sale                                    14          906
                                                                       ----------   ----------
Total current liabilities                                                   5,875        7,846
                                                                       ----------   ----------
Total group equity and liabilities                                         20,482       21,240
                                                                       ==========   ==========

End of period USD exchange rate (euro per U.S. dollar)                     0.8252       0.7375

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                                                          Koninklijke Ahold N.V.
                                       Consolidated Interim Financial Statements
                                                       First three quarters 2005
--------------------------------------------------------------------------------

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS*
Euros in millions
(Unaudited)

                                                                       YTD 2005   YTD 2004    Q3 2005    Q3 2004
                                                                       --------   --------   --------   --------
Income (loss) before income taxes from continuing operations               (485)        72       (750)      (163)
Operational results before income taxes from discontinued operations         15         14          1         18
                                                                       --------   --------   --------   --------
Income (loss) before income taxes                                          (470)        86       (749)      (145)
Adjustments for:
  Depreciation, amortization and impairments                                803      1,005        278        374
  Settlement Securities Action                                              896          -        896          -
  Gain on disposal of tangible fixed assets                                 (52)        (1)       (15)        (5)
  Gain on foreign exchange                                                  (54)         -         (7)         -
  Derivatives                                                                36         44         (8)       105
                                                                       --------   --------   --------   --------
Operating cash flow before changes in working capital                     1,159      1,134        395        329

Total changes in working capital                                           (146)      (318)         8         60
Corporate income taxes paid                                                 (35)      (173)        53        (39)
Change in other non-current assets and liabilities                         (211)        62       (263)        30
                                                                       --------   --------   --------   --------
Net cash from operating activities                                          767        705        193        380

Purchase of tangible and intangible fixed assets                           (926)      (996)      (366)      (444)
Divestments of tangible and intangible fixed assets                         209        214         53         76
Acquisition of subsidiaries, joint ventures and associates                  (42)       (12)       (35)        (1)
Dividends from joint ventures and associates                                 75         57          8          1
Divestments of subsidiaries, joint ventures and associates                1,061        392        379          7
Changes in loans receivable                                                  31         43          6         17
                                                                       --------   --------   --------   --------
Net cash from investing activities                                          408       (302)        45       (344)

Changes in minority interests                                               (26)        (7)         -          1
Changes in long-term debt                                                (1,623)      (886)      (113)        62
Changes in derivatives                                                      361         17         (8)        16
Payments of finance lease liabilities                                       (71)       (79)        (7)       (30)
Changes in short-term loans payable                                          23        (19)        (4)       (87)
Other equity changes                                                         24         14          9          6
                                                                       --------   --------   --------   --------
Net cash from financing activities                                       (1,312)      (960)      (123)       (32)
                                                                       --------   --------   --------   --------
Net cash from operating, investing and financing activities                (137)      (557)       115          4
                                                                       ========   ========   ========   ========
Cash and cash equivalents of continuing operations                        3,048      3,163      2,924      2,613
Cash and cash equivalents of discontinued operations                         66        130          9         93
                                                                       --------   --------   --------   --------
Cash and cash equivalents at beginning of the period                      3,114      3,293      2,933      2,706
Net cash from operating, investing and financing activities                (137)      (557)       115          4
Cash from divested subsidiaries                                             (69)       (13)        (8)         -
Effect of exchange rate changes on cash and cash equivalents                111        (23)       (21)       (10)
                                                                       --------   --------   --------   --------
Cash and cash equivalents at end of the period                            3,019      2,700      3,019      2,700
                                                                       --------   --------   --------   --------
Cash and cash equivalents of continuing operations                        3,019      2,604      3,019      2,604
Cash and cash equivalents of discontinued operations                          -         96          -         96
                                                                       --------   --------   --------   --------
Cash and cash equivalents at end of the period                            3,019      2,700      3,019      2,700
                                                                       ========   ========   ========   ========

* Consolidated interim statements of cash flows include cash flows from both continuing and discontinued operations. See notes to the consolidated interim financial statements for cash flow statements of discontinued operations.

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                                                          Koninklijke Ahold N.V.
                                       Consolidated Interim Financial Statements
                                                       First three quarters 2005
--------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Euros in millions, unless otherwise stated

1 THE COMPANY AND ITS OPERATIONS

The principal activities of Koninklijke Ahold N.V. ("Ahold" or the "Company"), a public limited liability company with its registered seat in Zaandam, the Netherlands, are the operation through subsidiaries and joint ventures of retail trade supermarkets and foodservice businesses in the U.S. and Europe. In addition to Ahold's principal activities, some subsidiaries finance, develop and manage store sites and shopping centers primarily to support retail operations.

The activities of Ahold are to some extent subject to seasonal influences. Ahold's retail business generally experiences an increase in net sales in the fourth quarter of each year, resulting mainly from holiday sales. Net sales figures for Ahold's foodservice business are not significantly impacted by seasonal influences.

The information in these consolidated interim financial statements is unaudited.

2 ACCOUNTING POLICIES

BASIS OF PREPARATION
Ahold adopted International Financial Reporting Standards ("IFRS") as from financial year 2005. IFRS requires comparative information for one year in the annual report and consequently Ahold's transition date to IFRS is December 29, 2003, which was the start of financial year 2004.

IFRS is subject to ongoing review and possible amendment by interpretative guidance from the International Accounting Standards Board ("IASB") and, therefore, may be subject to change before the 2005 year-end. Furthermore, the presentation of the consolidated statements of operations, statements of recognized income and expense, balance sheets and statements of cash flows to be included in the 2005 financial statements may differ from the presentation of the condensed statements as included in these interim financial statements.

A reconciliation of net income (loss), group equity and consolidated interim statements of operations as previously reported under Dutch GAAP is provided in these interim financial statements. Further information on the conversion to IFRS, including changes in accounting policies as compared with Ahold's annual report 2004, can be found in Ahold's press release issued on May 17, 2005 and the IFRS Technical Conversion Memo on the Ahold website at www.ahold.com. The IFRS impact for 2004 as disclosed in that memo has subsequently been impacted by relatively minor changes, with the effect of decreasing group equity under IFRS at January 2, 2005 by EUR 1, and decreasing 2004 net income under IFRS by EUR 1. These changes relate to the consolidation of certain stores acquired from franchisees and changes in the amounts related to the bifurcation of leased land and buildings.

IFRS differs in certain material respects from generally accepted accounting principles in the United States ("US GAAP"). US GAAP information is not included in these interim financial statements. A reconciliation between IFRS and US GAAP will be included in Ahold's 2005 annual report.

Ahold's reporting calendar is based on 13 periods of 4 weeks, with the first three quarters of 2005 comprising 40 weeks and ending on October 9, 2005. The financial year of Ahold's operations in Central Europe and that of ICA AB ("ICA"), Jeronimo Martins Retail ("JMR") and CARHCO

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                                                          Koninklijke Ahold N.V.
                                       Consolidated Interim Financial Statements
                                                       First three quarters 2005
--------------------------------------------------------------------------------

N.V. ("CARHCO") corresponds to the calendar year and ends on December 31. The quarters that these entities used for interim financial reporting end on March 31, June 30 and September 30.

U.S. Foodservice's reporting calendar is based on 4 quarters each consisting of 3 periods of respectively 5, 4 and 4 weeks (first three quarters comprise 39 weeks). The difference between the first three quarters reported by U.S. Foodservice ("USF") and the first three quarters included in these interim financial statements is based on a proportionate part (1/5th) of USF's latest projected results for USF's period 10, resulting in a consolidated first three quarters that contains the same number of days compared to the first three quarters of Ahold.

In case of differing quarter-ends, any significant transactions and/or events between the quarter-end of a subsidiary, joint venture or associate and Ahold's quarter-end are taken into account in the preparation of Ahold's interim financial statements.

Euro equivalents of foreign currency amounts stated in the notes to these consolidated interim financial statements are determined using historical rates for settled items and closing rates for items still to be settled as of October 9, 2005.

CHANGE IN CLASSIFICATION
Until the second quarter of 2005, Ahold classified checks issued but not presented to banks for payment as accounts payable. As from the third quarter of 2005, these checks have been classified as a reduction of cash and cash equivalents. Consequently, an amount of EUR 156 was reclassified in the comparative balance sheet as of January 2, 2005.

3 ACQUISITIONS

On October 1, 2005, Ahold completed the acquisition of 56 stores in the Czech Republic from Julius Meinl a.s. (Central Europe Arena). As part of these store acquisitions, Ahold acquired store related assets, assumed lease agreements and offered employment to the employees involved. Given the closing date of the transaction, only the provisional acquisition balance sheet of the transaction has been recognized in these consolidated interim financial statements.

The preliminary allocation of net assets acquired and the goodwill arising at October 1, 2005 is as follows:

                                                               FAIR VALUE(1)
                                                               -------------
Non-current assets                                                        24
Current assets                                                             4
Non-current liabilities                                                  (15)
Current liabilities                                                       (1)
                                                               -------------
Net assets acquired                                                       12

Goodwill                                                                  19
                                                               -------------
Total purchase consideration                                              31
                                                               =============

(1) The carrying amounts of the acquirees' net assets determined in accordance with IFRS immediately before the business combination are not available.

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                                                          Koninklijke Ahold N.V.
                                       Consolidated Interim Financial Statements
                                                       First three quarters 2005
--------------------------------------------------------------------------------

The total purchase consideration includes costs of EUR 1 in respect of due diligence, legal and notary services fees directly attributable to the acquisition. The goodwill is attributable to the profitability of Ahold's retail operations and the anticipated future synergies in the Czech Republic.

It is not practicable to disclose the net sales and net income of Ahold including the contribution of the acquired stores for the first three quarters of 2005, since the required financial information from the acquiree prepared in accordance with IFRS is not available.

4 DISCONTINUED OPERATIONS

DISCONTINUED OPERATIONS
Income (loss) from discontinued operations per segment, consisting of operational results from discontinued operations and result on divestments is as follows:

                                                                YTD 2005   YTD 2004   Q3 2005   Q3 2004
                                                                --------   --------   -------   -------
BUSINESS SEGMENTS      DISCONTINUED OPERATIONS

BI-LO/Bruno's Arena    BI-LO and Bruno's                               5         46         -         8

Other retail           Spain, Thailand, Disco, Bompreco/
                       Hipercard, G. Barbosa and Paiz Ahold           16        (32)        4        15

Deli XL                Deli XL                                         7          3         1         -
                                                                --------   --------   -------   -------
Operational results from discontinued operations                      28         17         5        23

BI-LO/Bruno's Arena    BI-LO and Bruno's                               1          -         -         -

Other retail           Thailand, Disco, Bompreco/Hipercard,
                       G. Barbosa and Paiz Ahold                     127         87       131         7

Deli XL                Deli XL                                        58          -        58         -
                                                                --------   --------   -------   -------
Result on divestments of discontinued operations                     186         87       189         7
                                                                --------   --------   -------   -------
Income from discontinued operations                                  214        104       194        30
                                                                ========   ========   =======   =======

The following presents the operational results from discontinued operations:

                                                                YTD 2005   YTD 2004
                                                                --------   --------
Net sales                                                            916      5,855
Cost of sales                                                       (780)    (4,475)
                                                                --------   --------
Gross profit                                                         136      1,380
Operating expenses                                                  (117)    (1,317)
                                                                --------   --------
Operating income                                                      19         63
Net financial expense                                                 (4)       (49)
                                                                --------   --------
Income before income taxes                                            15         14
Income taxes                                                           1         (6)
Share in income of joint ventures and associates                      12          9
                                                                --------   --------
Net income                                                            28         17
                                                                ========   ========

                                                          Koninklijke Ahold N.V.
                                       Consolidated Interim Financial Statements
                                                       First three quarters 2005
--------------------------------------------------------------------------------

The combined carrying amounts of the major classes of assets and liabilities related to discontinued operations are as follows:

                                                        OCTOBER 9,   JANUARY 2,
                                                              2005         2005
                                                        ----------   ----------
Non-current assets                                               -          839
Current assets                                                   -          631
                                                        ----------   ----------
Assets related to discontinued operations                        -        1,470

Provisions                                                       -          158
Non-current liabilities                                          -          330
Current liabilities                                              -          418
                                                        ----------   ----------
Liabilities related to discontinued operations                   -          906
                                                        ==========   ==========
Shareholders' equity and intercompany balances                   -          564
                                                        ==========   ==========

The following presents the combined condensed statements of cash flows from discontinued operations:

                                                          YTD 2005     YTD 2004
                                                        ----------   ----------
Net cash from operating activities                             (14)           3
Net cash from investing activities                             112          (69)
Net cash from financing activities                             (16)         (72)
                                                        ----------   ----------
Net cash from operating, investing and financing
 activities                                                     82         (138)
Cash and cash equivalents at beginning of the year              66          130
Change in intercompany accounts                                (79)         121
Cash from divested subsidiaries                                (69)         (13)
Effect of exchange rate differences on cash and cash
 equivalents                                                     -           (4)
                                                        ----------   ----------
Cash and cash equivalents related to discontinued
 operations                                                      -           96
                                                        ==========   ==========

DIVESTMENTS OF DISCONTINUED OPERATIONS
During the first three quarters of 2005, Ahold completed several divestments. The following table summarizes the cash received, net assets and accumulated foreign currency translation adjustments relating to these divestments.

Accumulated foreign currency translation adjustments previously recorded directly in shareholders' equity as a result of the translation of the accounts of foreign subsidiaries are recognized in the consolidated statements of operations upon the disposal of the subsidiary. Upon transition to IFRS, as permitted by a one-time exemption as set out in IFRS 1, Ahold set the cumulative translation adjustment reserve to zero for all investments in foreign subsidiaries, joint ventures and associates as of December 29, 2003.

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                                                          Koninklijke Ahold N.V.
                                       Consolidated Interim Financial Statements
                                                       First three quarters 2005
--------------------------------------------------------------------------------

The result on divestments, included in income from discontinued operations, is as follows:

                                                          YTD 2005     YTD 2004
                                                        ----------   ----------
Cash received                                                1,055          387
Cash in escrow (regarding the sale of shares of Disco)        (198)           -
Receivable consideration                                        71            -
Net assets divested                                           (718)        (299)
Cumulative translation adjustment                              (24)          (1)
                                                        ----------   ----------
Result on divestments of discontinued operations               186           87
                                                        ==========   ==========

BI-LO/BRUNO'S
On January 31, 2005, Ahold completed the sale of BI-LO and Bruno's to an affiliate of the Lone Star Funds for total gross sales proceeds of approximately USD 660 (EUR 513). Ahold received USD 560 (EUR 430) in cash proceeds and a letter of credit for USD 100 (EUR 83) has been placed in escrow. BI-LO and Bruno's retained all of their debt obligations and other liabilities including finance lease liabilities. Within 18 months of closing, Ahold will be entitled to receive the balance of the purchase price in stages, depending upon BI-LO and Bruno's achieving certain targets relating to dispositions of inventory, real estate and other assets.

G. BARBOSA (OTHER RETAIL)
On April 11, 2005, Ahold completed the sale of G. Barbosa Comercial Ltda. ("G. Barbosa") to an affiliate of ACON Investments. The divestment of G. Barbosa completed Ahold's divestiture program in Brazil.

DELI XL
On September 13, 2005, Ahold completed the sale of Deli XL to Bidvest Holding B.V. The value of the transaction amounts to approximately EUR 140, consisting of a cash consideration, debt repaid to Ahold as well as assumed debt.

PAIZ AHOLD (OTHER RETAIL)
On September 20, 2005, Ahold completed the sale of its 50% interest in Paiz Ahold to Wal-Mart Stores Inc. Paiz Ahold held an interest of 67% in CARHCO, which in turn owns an 85.6% stake in La Fragua (Guatemala, El Salvador and Honduras) and also fully owns CSU (Costa Rica, Nicaragua and Honduras).

OTHER DIVESTMENTS
During the first three quarters of 2005, Ahold divested other operations which do not qualify as discontinued operations. Consequently, recognized gains or losses from these divestments are included in net income (loss) from continuing operations rather than in income from discontinued operations. These divestments included, but were not limited to: the divestment of 13 Hypernova hypermarkets in Poland (Central Europe Arena) in the first quarter of 2005; Ahold's 50% interest in Bodegas Williams & Humbert, S.A. ("W&H") and 198 convenience stores operating in the U.S. under the banners of Wilson Farms and Sugarcreek in the second quarter of 2005; and U.S. Foodservice's Sofco division in the third quarter of 2005.

5 SEGMENT REPORTING

Ahold operates in two business areas (retail and foodservice) that contain nine business segments. In addition Ahold's Group Support Office is presented as a separate segment.

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                                                          Koninklijke Ahold N.V.
                                       Consolidated Interim Financial Statements
                                                       First three quarters 2005
--------------------------------------------------------------------------------

In the first quarter of 2005, Ahold revised its segment reporting as a result of the impact of its divestment program on its organizational structure. Ahold transferred its joint ventures JMR and ICA from Other Europe to Rest of World. Subsequently, Ahold renamed those segments Schuitema and Other retail, respectively. Prior period segment information presented for comparative purposes has been adjusted accordingly.

BUSINESS SEGMENT                   SIGNIFICANT OPERATIONS INCLUDED IN THE BUSINESS SEGMENT
--------------------------------   -----------------------------------------------------------
Retail
Stop & Shop/Giant-Landover Arena   Stop & Shop, Giant-Landover and Peapod
Giant-Carlisle/Tops Arena          Giant-Carlisle and Tops
BI-LO/Bruno's Arena                BI-LO and Bruno's(1)
Albert Heijn Arena                 Albert Heijn, Etos, Gall & Gall and Ahold Coffee Company
Central Europe Arena               Czech Republic, Poland and Slovakia
Schuitema                          Schuitema
Other retail                       Spain(2), Asia(3), South America(4) and the unconsolidated joint ventures and associates ICA (60%)(5), JMR (49%),
                                   W&H (50%)(6) and Paiz Ahold (50%)(7)

Foodservice
U.S. Foodservice                   U.S. Foodservice
Deli XL                            Deli XL(8)

Group Support Office               Corporate Staff (the Netherlands, Switzerland and the U.S.)

     1.   Ahold sold BI-LO and Bruno's in January 2005.
     2.   Ahold sold its Spanish operations in December 2004.
     3.   Ahold sold the last of its operations in Asia in March 2004.
     4. Ahold sold the last of its operations in South America in April 2005, except that its transfer of the remaining approximately 15% of the shares of Disco has not been completed.
     5. Ahold increased its stake in ICA from 50% to 60% effective November 5, 2004.
     6.   Ahold completed the sale of its 50% interest in W&H in May 2005.
     7. Ahold completed the sale of its 50% interest in Paiz Ahold in September 2005. Paiz Ahold held a 67% stake in CARHCO.
     8.   Ahold completed the sale of Deli XL in September 2005.

The accounting policies used for the segments are the same as the accounting policies that Ahold expects to use for the 2005 consolidated financial statements. Consequently, net sales and operating income from joint ventures, associates and discontinued operations are not included in the segmented financial information, since these are not included in the consolidated net sales and operating income of Ahold. Share in income of joint ventures and associates is comprised primarily of Ahold's share in income from joint ventures in the segment Other retail.

Net sales per segment are as follows:

                                      YTD 2005   YTD 2004    Q3 2005    Q3 2004
                                      --------   --------   --------   --------
Stop & Shop/Giant-Landover Arena         9,932      9,828      2,994      2,916
Giant-Carlisle/Tops Arena                3,795      3,921      1,113      1,142
Albert Heijn Arena                       4,987      4,788      1,457      1,411
Central Europe Arena                     1,252      1,181        434        423
Schuitema                                2,385      2,375        708        702
                                      --------   --------   --------   --------
Total retail                            22,351     22,093      6,706      6,594

U.S. Foodservice                        11,313     11,722      3,543      3,587
                                      --------   --------   --------   --------
Ahold Group                             33,664     33,815     10,249     10,181
                                      ========   ========   ========   ========



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                                                          Koninklijke Ahold N.V.
                                       Consolidated Interim Financial Statements
                                                       First three quarters 2005
--------------------------------------------------------------------------------

Operating income (loss) per segment is as follows:

                                      YTD 2005   YTD 2004    Q3 2005    Q3 2004
                                      --------   --------   --------   --------
Stop & Shop/Giant-Landover Arena           551        528        166        109
Giant-Carlisle/Tops Arena                   67         92        (17)        (2)
Albert Heijn Arena                         219        234         62         79
Central Europe Arena                       (26)       (61)       (12)       (31)
Schuitema                                   67         50         27          3
                                      --------   --------   --------   --------
Total retail                               878        843        226        158

U.S. Foodservice                            94         34         43         23

Group Support Office                    (1,016)      (211)      (907)       (82)
                                      --------   --------   --------   --------
Ahold Group                                (44)       666       (638)        99
                                      ========   ========   ========   ========

Operating income of the Group Support Office segment ("GSO segment") was negatively impacted by the settlement in the securities class action and the VEB proceedings for an amount of EUR 896 in the third quarter of 2005, as described in the 'Subsequent Events' section of these consolidated interim financial statements. This was partially offset by the release of the D&S litigation provision (EUR 37), as described in more detail in note 8 to these consolidated interim financial statements.

Operating income in the third quarter of 2005 includes EUR 5 resulting from the Visa MasterCard antitrust litigation settlement. Furthermore, operating income in the third quarter and first three quarters of 2005 was positively impacted by gains on the disposal of tangible fixed assets amounting to EUR 16 and EUR 52, respectively. These gains related mainly to the Giant-Carlisle/Tops Arena (EUR 11 and EUR 24, respectively) and the Central Europe Arena (EUR 1 and EUR 21, respectively).

Operating income in the third quarter of 2004 was negatively impacted by additional self-insurance premiums of EUR 43 (mainly in the Stop & Shop/Giant-Landover and Giant-Carlisle/Tops Arenas) and an impairment loss in respect of a loan to W&H in the GSO segment of EUR 43.

6 IMPAIRMENT OF INTANGIBLE AND TANGIBLE FIXED ASSETS

                                      YTD 2005   YTD 2004    Q3 2005    Q3 2004
                                      --------   --------   --------   --------
Stop & Shop/Giant-Landover Arena            (7)       (39)        (2)       (20)
Giant-Carlisle/Tops Arena                  (63)       (21)       (61)       (17)
Albert Heijn Arena                          (3)       (13)         -         (7)
Central Europe Arena                        (3)       (21)         -        (21)
Schuitema                                  (11)       (15)        (1)       (10)
                                      --------   --------   --------   --------
Total retail                               (87)      (109)       (64)       (75)

U.S. Foodservice                             -          -          -          -

Group Support Office                        (1)       (43)         -        (43)
                                      --------   --------   --------   --------
Ahold Group                                (88)      (152)       (64)      (118)
                                      ========   ========   ========   ========

The impairment losses in the third quarter of 2005 in the Giant-Carlisle/Tops Arena consist of impairments of goodwill and tangible fixed assets of EUR 14 and EUR 47, respectively, which were mainly incurred in the Northeast Ohio and Eastern New York region. The impairment loss in the GSO segment in the third quarter of 2004 related to a write-off on a loan to W&H.



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                                                          Koninklijke Ahold N.V.
                                       Consolidated Interim Financial Statements
                                                       First three quarters 2005
--------------------------------------------------------------------------------

7 NET FINANCIAL EXPENSE

REPAYMENT OF LOANS
Ahold redeemed EUR 1,500 aggregate principal amount of notes on June 8, 2005 and a note in the aggregate principal amount of CZK 3,000 (EUR 103) on September 14, 2005. Furthermore, Ahold made an early repayment of EUR 920 convertible subordinated notes in the second quarter of 2004.

Reference is made to the 'Subsequent Events' section for information on the solicitations of offers to sell notes, as announced after the balance sheet date.

CREDIT FACILITY
On May 18, 2005, Ahold signed a new credit facility with a syndicate of 15 banks. The five-year EUR 2,000 unsecured syndicated multi-currency facility will be used for general corporate purposes and for the issuance of letters of credit. The facility is subject to a leverage covenant, which falls away when the corporate rating is BBB/Baa2 or better. As of the end of the third quarter of 2005, the credit facility remained undrawn except for utilization of letters of credit in the amount of USD 665 (EUR 549). Ahold terminated the three-year revolving December 2003 credit facility on February 15, 2005.

ICA PUT OPTION
In connection with the acquisition of its 50% interest in ICA in 2000, Ahold granted a put option to its joint venture partners (Canica and ICA Forbundet), which was recognized as a separate liability at fair value. In the first three quarters of 2004 the fair value of the ICA put option was remeasured through other financial income (expense). In the fourth quarter of 2004, the put option was settled (pursuant to which a 20% ICA shareholding was obtained from Canica) or waived (with respect to ICA Forbundet). Subsequently, Ahold sold a 10% ICA shareholding to ICA Forbundet. Net income for the third quarter of 2004 and first three quarters of 2004 were impacted by losses of EUR 131 and EUR 70, respectively, resulting from the fair value remeasurement of the ICA put option.

8 COMMITMENTS AND CONTINGENCIES

LEGAL PROCEEDINGS

SECURITIES ACTION AND VEB PROCEEDINGS
Reference is made to the 'Subsequent Events' section for information on the settlement in the securities class action and the VEB proceedings, as announced after the balance sheet date.

URUGUAYAN AND ARGENTINE LITIGATION
Ahold, together with Disco and Disco Ahold International Holdings N.V. ("DAIH"), is a party to certain legal proceedings in Uruguay and Argentina related to Ahold's acquisition of Velox Retail Holdings' shares in the capital of DAIH in 2002. The plaintiffs have obtained provisional remedies in Argentina which have affected the sale and transfer of the remaining 15% of the outstanding shares of Disco to Cencosud. During 2005, various attempts by plaintiffs to expand the provisional remedies and/or to challenge the transfer of Disco's shares to Cencosud before courts in Argentina and Uruguay have been unsuccessful. On October 11, 2005, one of the plaintiffs withdrew its USD 20 (EUR 17) claim against Ahold, DAIH and Disco, thereby reducing the aggregate amount of alleged damages in the remaining proceedings to approximately USD 72 (EUR 59) plus interest and costs.

D&S LITIGATION
The Court of First Instance in the Netherlands Antilles in its judgment of September 5, 2005 dismissed all claims filed by the public companies Distribucion y Servicio D&S S.A. and Servicios



                                                                              15
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                                                          Koninklijke Ahold N.V.
                                       Consolidated Interim Financial Statements
                                                       First three quarters 2005
--------------------------------------------------------------------------------

Profesionales y de Comercialization S.A. (together "D&S") against DAIH. D&S initiated civil proceedings against DAIH in connection with Disco's acquisition in 2000 of Supermercados Ekono S.A., which owned supermarkets in Buenos Aires, Argentina. D&S sought approximately USD 47 (EUR 39) plus interest.

D&S appealed the judgment of September 5, 2005. Ahold believes that it is less likely than not that an outflow of resources will be required to settle this claim and, consequently, the provision related to the D&S litigation in the amount of EUR 37 has been released in the third quarter of 2005.

On April 26, 2005, D&S has initiated legal proceedings in relation to the aforementioned claim against Ahold before the District Court of Haarlem in The Netherlands, seeking a similar amount in damages. Ahold's assessment of this claim is not different from the assessment in the Netherlands Antilles proceedings.

BOMPRECO/BRAZIL
On October 31, 2005, Ahold received a claim notice on behalf of Wal-Mart Inc. in relation to its acquisition of Bompreco in 2004. The notice relates to two tax assessments from the Brazilian tax authorities for a total amount of approximately BRL 114 (EUR 42) in respect of so-called PIS and COFINS contributions over the period January 1999 through December 2003. Ahold has rejected the claims on the grounds, amongst others, that Wal-Mart has forfeited its rights by an untimely notification.

In addition, Ahold's former Brazilian holding companies have received several tax assessments from the Brazilian tax authorities for a total amount of BRL 36 (EUR 13), mainly regarding PIS and COFINS contributions. Ahold disagrees with these assessments and has contested against them.

GUARANTEES
Guarantees to third parties, other than bond guarantees, have been issued by Ahold totaling EUR 3,970 and EUR 2,362 as of October 9, 2005 and January 2, 2005, respectively. The guarantees issued relate primarily to credit facilities and leases.

CONTINGENT LIABILITIES
In connection with certain of the 2005 divestments (as described in note 4 to these consolidated interim financial statements), Ahold has provided customary representations and warranties. These representations and warranties will generally terminate one to three years after the date of the relevant divestment. The claims under the representation and warranties are, with certain exceptions, capped at USD 33 (EUR 27) for BI-LO/Bruno's, USD 5 (EUR 4) for Wilson Farms & Sugarcreek, PLN 83 (EUR 21) for the Polish hypermarkets and EUR 40 for Deli XL.

PUT/CALL ARRANGEMENTS
As part of the divestment of W&H in the second quarter of 2005, the W&H call option, pursuant to which Ahold's former joint venture partner in W&H may have bought the shares of W&H held by Ahold, was terminated.

As a result of the divestment of Paiz Ahold in the third quarter of 2005, the Paiz Ahold put option, pursuant to which Ahold had the obligation to purchase the Paiz family's interest in Paiz Ahold should the Paiz family's indirect interest in CARHCO fall below 13.33%, was terminated.

A complete overview of commitments and contingencies is included in note 30 to Ahold's 2004 annual report.



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                                       Consolidated Interim Financial Statements
                                                       First three quarters 2005
--------------------------------------------------------------------------------

SUBSEQUENT EVENTS

SOLICITATIONS OF OFFERS TO SELL NOTES
On October 11, 2005, Ahold announced solicitations of offers to sell in the aggregate up to EUR 1,000 equivalent principal amount of Ahold's outstanding GBP 500 6.5% Guaranteed Notes due 2017, its outstanding EUR 600 5.875% Guaranteed Notes due 2012 and its outstanding EUR 1,500 5.875% Notes due 2008 (together the "Notes"). The solicitations were being made to decrease Ahold's outstanding consolidated indebtedness and to reduce its net interest expense.

On October 20, 2005 Ahold announced the successful close of the solicitations. In total, Ahold has decreased its outstanding consolidated indebtedness by approximately EUR 1,000 equivalent for a total cash payment of EUR 912 (excluding accrued interest but including swap cash flows). Ahold used available cash to provide the total amount of funds required to purchase the Notes. Ahold will incur a one-time book loss of approximately EUR 54 in the fourth quarter of 2005 with respect to the purchase of the Notes. Annual net interest expenses in the coming years related to interest bearing debt is expected to decrease, with the decrease in 2005/2006 expected to be approximately EUR 40.

IT OUTSOURCING AGREEMENTS
On November 14, 2005, Ahold announced it had signed several major IT outsourcing agreements. Ahold signed a five-year contract for global IT enterprise outsourcing with EDS, including applications maintenance services in the U.S. Ahold also signed five-year agreements with Atos Origin and NCR (both covering the Albert Heijn Arena) for applications maintenance and in-store IT-support, respectively. The total value of the contracts is approximately EUR 467.

Approximately 450 Ahold employees located in the U.S. and the Netherlands are to transition to EDS. These IT outsourcing initiatives should reduce overall IT costs by streamlining Ahold's infrastructure. The transition costs related to the agreements should be substantially incurred in 2006.

SECURITIES ACTION AND VEB PROCEEDINGS
On November 28, 2005, Ahold announced that it had reached an agreement with the lead plaintiffs to settle the securities class action ("Securities Action"), which is pending before the United States District Court for the District of Maryland ("District Court"). Ahold also announced that it had reached an agreement to settle litigation with the Vereniging van Effectenbezitters ("VEB") (the Dutch Shareholders' Association).

Under the terms of the agreement in the Securities Action, the lead plaintiffs agree to settle all claims in the Securities Action against Ahold, its subsidiaries, the individual defendants and the underwriters for the sum of USD 1,109 (EUR 946 at the exchange rate of November 28, 2005). This amount includes USD 9 (EUR 8) as compensation to the VEB for facilitating the global settlement. The settlement is worldwide and applies to all qualifying common shares of Ahold. The term "qualifying shares" refers to all those common shares which were purchased between July 30, 1999 and February 23, 2003.

Ahold will contribute to the settlement fund, from which the qualifying shares will be paid, in two installments: two thirds of the settlement amount will be funded into escrow within three business days following preliminary court approval of the settlement by the District Court, which is expected as early as January 2006, and the remaining one third will be funded into escrow within six months following final court approval of the settlement.



                                                                              17
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                                       Consolidated Interim Financial Statements
                                                       First three quarters 2005
--------------------------------------------------------------------------------

The agreement will be subject to approval of the District Court. If holders of more than 180 million shares opt out of the settlement, then Ahold will have the right to terminate the agreement and recover the funds paid, other than those amounts spent on notice of the settlement.

Under the terms of the agreement with the VEB, the VEB has agreed to terminate the proceedings before the Enterprise Chamber of the Amsterdam Court of Appeals with respect to the annual financial statements of Ahold for the years 1998, 1999, 2000, 2001 and 2002. In consideration of the withdrawal of such proceedings and as compensation of costs incurred, Ahold will pay the VEB an amount of EUR 2.5. In addition, as part of its commitment to contribute to and facilitate the global settlement, the VEB has agreed that following the publication of the report by the investigators in the so-called "inquiry procedure" (enqueteprocedure) before the Enterprise Chamber of the Amsterdam Court of Appeals, it will not pursue any further legal action in those proceedings and it will not commence or support a proceeding for damages in any court.

Ahold will be funding its contribution to the settlement fund out of its available cash balances. In the third quarter of 2005 a provision has been recognized in the amount of EUR 896 (with the short-term portion classified under current liabilities), representing the estimated present value of the amount of the settlement in EUR equivalent at the Q3 period end. An amount of up to approximately EUR 100 is expected to be received from insurance proceeds. Given its contingent nature, this amount has not been recognized in the third quarter of 2005.



                                                                              18
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                                       Consolidated Interim Financial Statements
                                                       First three quarters 2005
--------------------------------------------------------------------------------

RECONCILIATIONS FROM DUTCH GAAP TO IFRS

NET INCOME (LOSS) YTD 2004 AND Q3 2004

                                                          YTD 2004     Q3 2004
                                                          --------    --------
Net loss in accordance with Dutch GAAP                        (539)       (166)

Cumulative preferred financing shares                          (34)        (10)
Convertible bond                                               (29)          -
ICA put option                                                  17         (44)
Derivative instruments and revaluation of loans                 25          25
Post-employment benefits                                        45          19
Bifurcation of leased land and buildings                         3           3
Other real estate related differences                           (4)         (1)
Non-current assets held for sale and discontinued
operations                                                      82          44
Discounting of long-term provisions                              -          (1)
Share-based payments                                           (14)         (4)
Goodwill and other intangible assets with indefinite
lives                                                          120          36
Deferred tax impact on adjustments to IFRS                     (71)        (37)
Net gain on divestments                                        530           -
IFRS impact on joint ventures and associates                     5           2
                                                          --------    --------
Total IFRS impact                                              675          32
                                                          --------    --------
Net income (loss) in accordance with IFRS                      136        (134)
                                                          ========    ========

GROUP EQUITY AS OF OCTOBER 3, 2004

                                                                     OCTOBER 3,
                                                                           2004
                                                                     ----------
Group equity in accordance with Dutch GAAP                                4,897

Cumulative preferred financing shares                                      (666)
ICA put option                                                             (584)
Derivative instruments and revaluation of loans                             (49)
Post-employment benefits                                                   (412)
Bifurcation of leased land and buildings                                     42
Other real estate related differences                                       (27)
Non-current assets held for sale and discontinued operations                 75
Discounting of long-term provisions                                          10
Goodwill and other intangible assets with indefinite lives                  119
Deferred tax impact on adjustments to IFRS                                  113
                                                                     ----------
Total IFRS impact                                                        (1,379)
                                                                     ----------
Group equity in accordance with IFRS                                      3,518
                                                                     ==========



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                                       Consolidated Interim Financial Statements
                                                       First three quarters 2005
--------------------------------------------------------------------------------

RECONCILIATIONS FROM DUTCH GAAP TO IFRS - CONTINUED

CONSOLIDATED INTERIM STATEMENT OF OPERATIONS (Q3 YTD 2004)

                                                                           RECLASS
                                                              IFRS    DISCONTINUED            IFRS    DUTCH GAAP
                                                          YTD 2004      OPERATIONS     ADJUSTMENTS      YTD 2004
                                                          --------    ------------    ------------    ----------
Net sales                                                   33,815          (5,855)             22        39,648
Cost of sales                                              (26,914)          4,475              (1)      (31,388)
                                                          --------    ------------    ------------    ----------
Gross profit                                                 6,901          (1,380)             21         8,260
                                                          ========    ============    ============    ==========
Operating expenses
Selling expenses                                            (4,835)          1,065              88        (5,988)
General and administrative expenses                         (1,122)            217              (5)       (1,334)
Intangible asset amortization                                 (118)              6             124          (248)
Impairment of intangible and tangible fixed assets            (152)             38             (13)         (177)
Gain (loss) on disposal of tangible fixed assets                (8)             (9)             (3)            4
Net loss on divestments                                          -             (87)            530          (443)
Loss on resale of joint venture shares                           -               -              87           (87)
                                                          --------    ------------    ------------    ----------
Total operating expenses                                    (6,235)          1,230             808        (8,273)
                                                          --------    ------------    ------------    ----------
Operating income (loss)                                        666            (150)            829           (13)
                                                          ========    ============    ============    ==========
Net financial expense
Interest income                                                 51              (4)              -            55
Interest expense                                              (603)             54             (45)         (612)
Gain (loss) on foreign exchange                                 28              (1)             27             2
Other financial expense                                        (70)              -             (70)            -
                                                          --------    ------------    ------------    ----------
Net financial expense                                         (594)             49             (88)         (555)
                                                          --------    ------------    ------------    ----------
Income (loss) before income taxes                               72            (101)            741          (568)
                                                          ========    ============    ============    ==========
Income taxes                                                  (130)              6             (71)          (65)
                                                          --------    ------------    ------------    ----------
Income (loss) after income taxes                               (58)            (95)            670          (633)
                                                          ========    ============    ============    ==========
Share in income of joint ventures and associates                94              (9)              5            98
Minority interests                                              (4)              -               -            (4)
                                                          --------    ------------    ------------    ----------
Net income (loss) from continuing operations                    32            (104)            675          (539)
                                                          ========    ============    ============    ==========
Income from discontinued operations                            104             104               -             -
                                                          --------    ------------    ------------    ----------
Net income (loss)                                              136               -             675          (539)
                                                          ========    ============    ============    ==========



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                                                          Koninklijke Ahold N.V.
                                       Consolidated Interim Financial Statements
                                                       First three quarters 2005
--------------------------------------------------------------------------------

RECONCILIATIONS FROM DUTCH GAAP TO IFRS - CONTINUED

CONSOLIDATED INTERIM STATEMENT OF OPERATIONS (Q3 2004)

                                                                           RECLASS
                                                              IFRS    DISCONTINUED            IFRS    DUTCH GAAP
                                                           Q3 2004      OPERATIONS     ADJUSTMENTS       Q3 2004
                                                          --------    ------------    ------------    ----------
Net sales                                                   10,181          (1,789)              9        11,961
Cost of sales                                               (8,114)          1,371              (3)       (9,482)
                                                          --------    ------------    ------------    ----------
Gross profit                                                 2,067            (418)              6         2,479
                                                          ========    ============    ============    ==========
Operating expenses
Selling expenses                                            (1,466)            313              50        (1,829)
General and administrative expenses                           (344)             62              (2)         (404)
Intangible asset amortization                                  (38)              1              40           (79)
Impairment of intangible and tangible fixed assets            (118)             16              (5)         (129)
Gain (loss) on disposal of tangible fixed assets                (2)             (7)              -             5
Net gain (loss) on divestments                                   -              (7)              -             7
Loss on resale of joint venture shares                           -               -              87           (87)
                                                          --------    ------------    ------------    ----------
Total operating expenses                                    (1,968)            378             170        (2,516)
                                                          --------    ------------    ------------    ----------
Operating income (loss)                                         99             (40)            176           (37)
                                                          ========    ============    ============    ==========
Net financial expense
Interest income                                                 14              (1)              -            15
Interest expense                                              (171)             17              (5)         (183)
Gain (loss) on foreign exchange                                 26              (1)             27             -
Other financial expense                                       (131)              -            (131)            -
                                                          --------    ------------    ------------    ----------
Net financial expense                                         (262)             15            (109)         (168)
                                                          --------    ------------    ------------    ----------
Income (loss) before income taxes                             (163)            (25)             67          (205)
                                                          ========    ============    ============    ==========
Income taxes                                                   (35)             (2)            (37)            4
                                                          --------    ------------    ------------    ----------
Income (loss) after income taxes                              (198)            (27)             30          (201)
                                                          ========    ============    ============    ==========
Share in income of joint ventures and associates                29              (3)              2            30
Minority interests                                               5               -               -             5
                                                          --------    ------------    ------------    ----------
Net income (loss) from continuing operations                  (164)            (30)             32          (166)
                                                          ========    ============    ============    ==========
Income from discontinued operations                             30              30               -             -
                                                          --------    ------------    ------------    ----------
Net income (loss)                                             (134)              -              32          (166)
                                                          ========    ============    ============    ==========



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                                       Consolidated Interim Financial Statements
                                                       First three quarters 2005
--------------------------------------------------------------------------------

FORWARD-LOOKING STATEMENTS NOTICE

Certain statements in these interim financial statements are forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, but are not limited to, statements as to completion of Ahold's divestment program; statements as to Ahold's plans to prepare its consolidated financial statements in accordance with IFRS; statements that the presentation of the 2005 financial statements may differ from the presentation in these interim financial statements; Ahold's plans to include the reconciliation between IFRS and US GAAP in its 2005 annual report; statements as to the accounting policies for segment reporting that Ahold expects to use for its 2005 consolidated financial statements; statements regarding the transfer of the remaining approximately 15% of the Disco shares; statements as to the timing of payments with respect to the balance of the purchase price of BI-LO and Bruno's; statements regarding use of proceeds under Ahold's multi-currency facility; statements as to the expected outcome of the D&S litigation; statements as to the expected decrease in annual net interest expenses relating to interest bearing debt; statements regarding plans to outsource certain IT activities, the expected benefits and cost savings of such outsourcing and the timing thereof and the expected transition costs and the timing thereof; statements regarding expectations with respect to the settlement of the securities class action, the expected schedule for Ahold's contributions to the settlement fund, the expected source of Ahold's contributions to the settlement fund, the amount expected to come from insurance proceeds, and the expected amount that Ahold will have to contribute for the settlement fund; statements regarding the settlement with the VEB, including the expectation that the VEB will neither pursue further legal action in the so-called "inquiry procedure" nor commence or support a proceeding for damages on the basis of the report of the investigators. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Ahold's ability to control or estimate precisely, such as unanticipated delays in publishing Ahold's results, unforeseen impacts of IFRS, including changes to IFRS or other accounting requirements, unanticipated delays in completing the reconciliation between IFRS and US GAAP in Ahold's 2005 annual report, any inability to transfer, or delay in transferring, the remaining approximately 15% of the Disco shares, the inability to address, or delays in addressing, court orders in effect currently or in the future that may prohibit the sale and/or transfer of Disco shares and other legal obstacles to the completion of the transaction, difficulties in agreeing upon and realizing on future payments owed by the purchasers of BI-LO and Bruno's, unanticipated needs for additional store investments, Ahold's liquidity needs exceeding expected levels, the inability to satisfy any of the conditions for borrowing under the new credit facility, fluctuations in exchange rates or interest rates, any actions taken by courts, government regulators and law enforcement agencies, Ahold's ability to defend itself and/or its (former) affiliates in any litigation the possibility of Ahold incurring unanticipated IT outsourcing costs, unforeseen technical complexities related to the IT outsourcing, the inability to resolve, or delays in resolving such complexities, the requirement for more management attention than anticipated in connection with the IT outsourcing, the inability to transition employees to Ahold's IT outsourcing partners, or delays in such transitions, the risks that the settlement of the securities class action will not be approved by the court, that any court approval will be successfully reversed on appeal, Ahold's ability to defend itself, actions of courts, government regulators and law enforcement agencies, the preparation of settlement documents acceptable to Ahold, that the charges resulting from the settlement will be higher than anticipated due to Ahold's inability to obtain contributions to the settlement by any of Ahold's insurance carriers, any delay in the payment of such contributions by Ahold's insurance carriers, changes in Ahold's liquidity needs, the actions of Ahold's shareholders, including their acceptance of the settlement, and other factors discussed in Ahold's public filings. Many of these and other risk factors are detailed in Ahold's publicly filed reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of these interim financial statements. Ahold does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these interim financial statements, except as may be required by applicable securities laws. Outside the Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

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